UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Boot Barn Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

099406 10 0

(CUSIP Number)

William Wardlaw

FS Capital Partners VI, LLC

 11100 Santa Monica Boulevard, Suite 1900

Los Angeles, California 90025

Tel No. (310) 444-1822

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 099406 10 0

1	Names of Reporting Persons. FS Capital Partners VI, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 099406 10 0

1	Names of Reporting Persons. FS Equity Partners VI, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 099406 10 0

1	Names of Reporting Persons. FS Affiliates VI, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D, as amended by Amendment No. 1 thereto filed on January 26, 2018, relates to the beneficial ownership of the common stock, par value $0.0001 per share (the “Common Stock”), of Boot Barn Holdings, Inc., a Delaware corporation (the “Issuer”), by FS Capital Partners VI, LLC (“FS Capital”), FS Equity Partners VI, L.P. (“FSEP”), and FS Affiliates VI, L.P. (“FSAF” and, collectively, the “Reporting Persons”) and amends and supplements the Schedule 13D originally filed by the Reporting Persons on February 19, 2016 (the “Statement”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.  Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer.

Item 2. Identity and Background.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purpose of Transaction.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

On May 22, 2018, FSEP and FSAF sold 6,735,648 and 286,123 shares of Common Stock, respectively, which amounts constituted all of the remaining shares of Common Stock held by FSEP and FSAF, pursuant to an underwritten offering (the “Offering”), as described in the Issuer’s Final Prospectus dated May 17, 2018 (File No. 333-221728) filed pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, with the SEC on May 21, 2018, and the underwriting agreement dated as of May 17, 2018 (the “Underwriting Agreement”), among the Issuer, the selling stockholders named therein (the “Selling Stockholders”), and J.P. Morgan Securities LLC and Jefferies LLC (the “Underwriters”).  Following the sale of the shares of Common Stock, neither FSEP nor FSAF own any shares of the Issuer’s Common Stock.

(a)           Amount Beneficially Owned by each Reporting Person and Percent of Class:

(b)           Voting and Dispositive Power.

The Reporting Persons may be deemed to have direct beneficial ownership of shares of Common Stock of the Issuer as follows:

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Beneficially Owned
FS Capital Partners VI, LLC	0	0%
FS Equity Partners VI, L.P.	0	0%
FS Affiliates VI, L.P.	0	0%
Reporting Persons as a group	0	0%

(c)           Other Transactions:

(d)           Interests in Other Persons:

Not applicable

(e)           Date Upon Which the Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of Class:

Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

Underwriting Agreement

On May 17, 2018, the Issuer, the Selling Stockholders, and the Underwriters, entered into the Underwriting Agreement with respect to, among other things, the sale by the Selling Stockholders of up to an aggregate of 7,211,813 shares of Common Stock of the Issuer.  Closing of the sale of the shares of Common Stock occurred on May 22, 2018.

Lock-up Agreement

In connection with the Offering, each of FSEP and FSAF entered into a lock-up agreement (the “Lock-Up Agreement”) with the Representatives, pursuant to which each of FSEP and FSAF agreed that for the period from May 17, 2018 through and including June 16, 2018 (the “Lock-Up Period”), except with the prior written consent of the Representatives, each of FSEP and FSAF would not, among other things and subject to certain exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock or publicly disclose the intention to make any offer, sale, pledge or disposition; or (2 enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

The summaries of the Underwriting Agreement and the Lock-Up Agreement as described in this Item 6 do not purport to be complete and are qualified in their entirety by reference to those agreements.  The Underwriting Agreement, which includes a form of Lock-up Agreement, is filed herewith as Exhibit 1 to this Amendment No. 2 to Schedule 13D, and is incorporated herein by this reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1

Underwriting Agreement, dated May 17, 2018, by and among Boot Barn Holdings, Inc., J.P. Morgan Securities LLC, Jefferies LLC and the selling stockholders named in Schedule 2 thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 21, 2018).

Exhibit 2	Lock-Up Agreement (included as Exhibit B to Exhibit 1 above)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2018

FS EQUITY PARTNERS VI, L.P. a Delaware Limited Partnership

By: FS Capital Partners VI, LLC
a Delaware Limited Liability Company Its: General Partner

By:	/s/ Brad J. Brutocao
	Name:	Brad J. Brutocao
	Title:	Managing Member

FS AFFILIATES VI, L.P.
a Delaware Limited Partnership

By: FS Capital Partners VI, LLC
a Delaware Limited Liability Company Its: General Partner

By:	/s/ Brad J. Brutocao
	Name:	Brad J. Brutocao
	Title:	Managing Member

FS CAPITAL PARTNERS VI, LLC
a Delaware Limited Liability Company

By:	/s/ Brad J. Brutocao
	Name:	Brad J. Brutocao
	Title:	Managing Member